Date: February 20, 2015

To: All Canadian Securities Regulatory Authorities

Subject: POINTS INTERNATIONAL LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 24, 2015
Record Date for Voting (if applicable) :	March 24, 2015
Beneficial Ownership Determination Date :	March 24, 2015
Meeting Date :	May 05, 2015
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON NEW	730843208	CA7308432086

Sincerely,

Computershare
Agent for POINTS INTERNATIONAL LTD.